RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
          SEPTEMBER AND THIRD QUARTER SALES RESULTS

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   SAME-STORE SALES UP FOR THE SEVENTH CONSECUTIVE QUARTER



GREER, SOUTH CAROLINA - - Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that same-store sales for the 4-week period ended September 29, 1999 ("September") increased by 2.5%. Same-store sales for the quarter ended September 29, 1999 increased by 2.0%. Details follow:

                                      (Unaudited)
                              September      3rd Quarter
                                 1999            1999

Total sales (000's)           $49,464         $170,464
Increase from prior year          +6%              +5%

Average unit sales:
Same stores (open at least 18 mos.)+2.5%         +2.0%
All stores (all Ryan's units)   +3.0%            +2.7%

Management noted that, in spite of strong prior year sales comparisons, the third quarter represented the seventh consecutive quarter of positive same-store sales. In fact, the Company's same-store sales have been positive for 16 out of the last 20 quarters.

At  September  29, 1999, the Company owned and operated  285
Ryan's restaurants.

Financial results for the third quarter 1999 are expected to be released on October 13, 1999. In addition, the Company's next accounting period consists of 5 weeks, ending on November 3, 1999.